1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 17, 2018

VIA EDGAR

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company” or “Registrant”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Dear Ms. Fettig:

This letter responds to your comments with respect to certain of the Company’s annual reports and post-effective amendments to its registration statement, each of which were filed by the Company on behalf of the series listed on Appendix A (each, a “Fund,” and together, the “Funds”). The comments were provided by the SEC staff (the “Staff”) in a telephone conversation on February 27, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: Please refile the N-SARs for the Funds with a fiscal year end of April 30 (filed June 29, 2015) to include a completed internal control report.

Response: The Registrant confirms that its September 29, 2015 N-SAR filing was amended to include the complete internal controls report and was refiled via EDGAR on March 14, 2018.

Comment 2: For future filings, please follow the format of Form N-CSR, which was updated as of August 1, 2017. For example, Item 12 should be marked as non-applicable for funds that are not closed-end management investment companies.

Response: The Registrant confirms that beginning with funds that had a fiscal year end of August 31, 2017 and going forward, the format of Form N-CSR that was updated as of August 1, 2017 was, and will be, followed.

Comment 3: Each of iShares MSCI France ETF and iShares MSCI South Korea Capped ETF is classified as non-diversified, but appears to be operating as diversified. Please confirm whether the fund should continue to be classified as non-diversified.

Response: The Registrant confirms that, as of the date of this letter, the two Funds noted above have not been operating as diversified for more than three years.

Comment 4: The principal investment strategies of the iShares MSCI Global Agricultural Producers ETF includes a representation that “[t]he Fund, under normal market conditions, will invest at least 40% of its assets in issuers organized or located outside the U.S. or doing business outside the U.S.” Please consider adding this disclosure for each iShares fund that uses the term “global” in its name.

Response: In its release adopting Rule 35d-1,1 the SEC stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. As of the date of this letter, the current prospectus for each iShares fund that uses the term “global” in its name discloses the various countries and/or number of countries included in the applicable fund’s Underlying Index (with one exception),2 and since each applicable fund invests a substantial percentage of its assets in the component securities of its Underlying Index, as disclosed in each applicable fund’s prospectus, the Company takes the view that this evidences each applicable fund’s intent to make investments in a number of different countries throughout the world. As a result, the Company is of the position that the inclusion of the term “global” in the name of the applicable funds is appropriate and consistent with the position stated by the SEC in the Adopting Release. The Company additionally notes that, consistent with its prior discussions with the Staff and based on the ICI memorandum regarding Staff comments on fund names,3 the 40% representation is not compulsory for funds using the term “global” in their name. As a result, the Company respectfully declines to add the requested disclosure to the applicable funds that do not already include such a representation in their principal investment strategies.

[1]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at n.42 (the “Adopting Release”). See also, Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 10 (“The terms ‘international’ and ‘global’ connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.”).
[2]	The one exception is the iShares MSCI Argentina and Global Exposure ETF, which, as disclosed in that fund’s prospectus and previously discussed with the Staff, tracks an Underlying Index designed to measure the broad Argentina equity universe, and may include companies organized, listed or with significant operations in developed countries.
[3]	Investment Company Institute, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012) (“The staff believes that one effective way to satisfy [Section 35(d) and Rule 35d-1 for funds using the term ‘global’ and ‘international’ in the fund names] is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US, or if conditions are not favorable, invest at least 30 percent of its assets outside the US. They do not believe, however, that this approach is compulsory.”).

Comment 5: For certain iShares funds that track a narrow or specialized index, please consider adding a comparison of the fund’s performance to that of a broad-based index consistent with Item 27 of Form N-1A.

Response: The Registrant believes that the underlying index for an index fund is broad-based for purposes of Form N-1A if such underlying index “is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.”4 The Registrant also notes that the underlying index for an index fund, whether specialized or not, generally: (i) permits the fund to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a regulated investment company for purposes of the Internal Revenue Code; and (ii) maintains a sufficient number of issuers in order to meet applicable exchange listing requirements.

Unlike active funds, which do not seek to track a particular index, for iShares funds that are passively managed and seek to track the performance of an unaffiliated underlying index, the Registrant believes that a comparison of an iShares fund’s performance to that of its underlying index, whether specialized or not, is the most appropriate benchmark for evaluating and comparing the fund’s performance. The Registrant also believes that disclosing the performance information of an additional index that is not the underlying index for an index tracking fund would be confusing to investors. As a result, the Registrant respectfully declines to add an additional comparison for certain funds that track a specialized index.

Comment 6: For iShares MSCI Sweden ETF, please explain in correspondence how long receivables related to foreign withholding tax claims have been outstanding and whether any such receivables have been received by the fund.

Response: For the iShares MSCI Sweden ETF, foreign withholding tax claims for calendar years 2005 to 2015 were filed with the Swedish tax authority and accrued by the Fund in 2015. Claims related to calendar years 2005 to 2009 were subsequently received by the Fund. The receivable as of August 31, 2017 represents claims for 2010 to 2015, which are still outstanding and the Registrant considers collectible.

Comment 7: In future filings, please include all requirements of Article 12-14 of Regulation S-X. In particular, please include footnotes 2, 5, and 7-9.

Response: The Registrant notes that all the information required by Article 12-14 is otherwise included in the annual and semi-annual reports. The Registrant presents the affiliates table directly beneath the Schedule of Investments in the annual and semi-annual reports, and given the proximity of the affiliates table to the Schedule of Investments, the Registrant believes the repetition of such information in the affiliates table could be considered less meaningful or possibly confusing to investors. Specifically, with respect to iShares funds for which all or substantially all of the portfolio consists of only affiliated investments, the Registrant believes that such repetition might be confusing to investors; and with respect to iShares funds that only have a small number of affiliated investments, the Registrant believes the requested information is easily identifiable in the Schedule of Investments and the repetition of such information in the affiliates table may not be considered meaningful or useful by investors. Accordingly, the Registrant continues to believe it would be appropriate to include certain information required by Article 12-14 in the Schedule of Investments only and not repeat such information in the affiliates table and respectfully declines to make the requested change.

[4]	Instruction 5, Item 27 of Form N-1A.

Comment 8: Please explain how the exclusion of income earned on the investment of securities lending income cash collateral from affiliates in the table complies with Article 12-14 of Regulation S-X.

Response: The Registrant confirms that beginning with the January 31, 2018 semi-annual reports, the Registrant has included the net securities lending income in the affiliates tables with an explanatory footnote stating that the amount includes the Fund’s portion of securities lending income earned from the reinvestment of cash collateral from loaned securities (excluding collateral investment fees), net of fees and other payments to and from borrowers of securities.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	D. Damre

C. Chen

A. Attawar

J. Hahn

APPENDIX A

Registrant	Fund Name	Fiscal Year End
iShares Inc.	iShares Asia/Pacific Dividend ETF	4/30/2017
iShares Inc.	iShares Emerging Markets Dividend ETF	4/30/2017
iShares Inc.	iShares Core MSCI Emerging Markets ETF	8/31/2017
iShares Inc.	iShares Edge MSCI Min Vol Global ETF	8/31/2017
iShares Inc.	iShares MSCI Australia ETF	8/31/2017
iShares Inc.	iShares MSCI Austria Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Belgium Capped ETF	8/31/2017
iShares Inc.	iShares MSCI BRIC ETF	8/31/2017
iShares Inc.	iShares MSCI Canada ETF	8/31/2017
iShares Inc.	iShares MSCI Emerging Markets Asia ETF	8/31/2017
iShares Inc.	iShares MSCI Emerging Markets Small-Cap ETF	8/31/2017
iShares Inc.	iShares MSCI Eurozone ETF	8/31/2017
iShares Inc.	iShares MSCI France ETF	8/31/2017
iShares Inc.	iShares MSCI Frontier 100 ETF	8/31/2017
iShares Inc.	iShares MSCI Germany ETF	8/31/2017
iShares Inc.	iShares MSCI Global Agriculture Producers ETF	8/31/2017
iShares Inc.	iShares MSCI Global Energy Producers ETF	8/31/2017
iShares Inc.	iShares MSCI Global Gold Miners ETF	8/31/2017
iShares Inc.	iShares MSCI Global Metals & Mining Producers ETF	8/31/2017
iShares Inc.	iShares MSCI Global Silver Miners ETF	8/31/2017
iShares Inc.	iShares MSCI Hong Kong ETF	8/31/2017
iShares Inc.	iShares MSCI Italy Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Japan ETF	8/31/2017
iShares Inc.	iShares MSCI Japan Small-Cap ETF	8/31/2017
iShares Inc.	iShares MSCI Malaysia ETF	8/31/2017
iShares Inc.	iShares MSCI Mexico Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Netherlands ETF	8/31/2017
iShares Inc.	iShares MSCI Pacific ex Japan ETF	8/31/2017
iShares Inc.	iShares MSCI Singapore Capped ETF	8/31/2017
iShares Inc.	iShares MSCI South Korea Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Spain Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Sweden Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Switzerland Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Taiwan Capped ETF	8/31/2017
iShares Inc.	iShares MSCI Thailand Capped ETF	8/31/2017
iShares Inc.	iShares MSCI World ETF	8/31/2017

A-1